As filed with the Securities and Exchange Commission on February 22, 2005

                                                Registration No. 333-___________

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           ONSTREAM MEDIA CORPORATION
                           --------------------------
             (Exact name of registrant as specified in its charter)

                                     Florida
                                     -------
         (State or other jurisdiction of incorporation or organization)

                                   65-0420146
                                   ----------
                      (I.R.S. Employer Identification No.)

                                1291 SW 29 Avenue
                          Pompano Beach, Florida 33069
                                 (954) 917-6655
                                 --------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Randy S. Selman, CEO
                           Onstream Media Corporation
                               1291 SW 29th Avenue
                          Pompano Beach, Florida 33069
                                 (954) 917-6655
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             Joel D. Mayersohn, Esq.
                               Adorno & Yoss, P.A.
                           350 East Las Olas Boulevard
                                   Suite 1700
                         Fort Lauderdale, Florida 33301
                            (954) 763-1200 telephone
                            (954) 766-7800 telecopier

      From time to time after this registration statement becomes effective
      ---------------------------------------------------------------------
          (Approximate date of commencement of proposed sale to public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                     Proposed                 Proposed
   Title of each                                     maximum                  maximum
class of securities          Amount to be          offering price             aggregate              Amount of
 to be registered             registered             per unit (1)           offering price      registration fee
===================================================================================================================
Common stock (2)             23,091,290                $1.98                 $45,720,754           $5,800
===================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 (the "Securities Act") based on the average of the high and low sale price of the common stock as reported on the Nasdaq SmallCap Market on February 16, 2005.

(2) Pursuant to Rule 416, there are also being registered such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the 8% senior secured convertible notes, Series A-10 Preferred Stock and common stock purchase warrants.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2005

                           ONSTREAM MEDIA CORPORATION

                        23,091,290 shares of common stock

      This is an offering of common stock of Onstream Media Corporation, which includes:

      *     766,219 shares of common stock presently outstanding,

      * 370,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part,

      * 4,546,500 shares of our common stock issuable upon the conversion of our Series A-10 Convertible Preferred Stock,

      * 8,152,086 shares of our common stock issuable upon the exercise of common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share,

      * 6,525,000 shares of our common stock issuable upon the conversion of $6,525,000 principal amount 8% senior secured convertible notes, including an outstanding additional investment right for $125,000 of 8% senior secured convertible notes, and

      * 2,731,485 shares of our common stock issuable upon the conversion of share of our Series A-10 Convertible Preferred Stock which we may issue as for payment of dividends on our Series A-10 Convertible Preferred Stock and upon the payment of interest on our 8% senior secured convertible notes.

      All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled "Selling Security Holders." We will not receive any of the proceeds from the sale of the shares being offered by the selling security holders.

      For a description of the plan of distribution of the shares, please see page 17 of this prospectus.

      Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "ONSM." On February 16, 2005 the last sale price for our common stock was $1.98.

                                   ----------

      INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS TO READ ABOUT RISKS OF INVESTING IN OUR COMMON STOCK.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is ________________ , 2005

                               PROSPECTUS SUMMARY

      This summary highlights important features of this offering and the information included in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

RECENT DEVELOPMENTS

      At September 30, 2004, the date of the audited consolidated financial statements appearing in our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004, we owned a minority interest in Onstream Media Corporation, a privately held development stage company ("Acquired Onstream"). On December 23, 2004 we acquired the remaining outstanding equity of Acquired Onstream (the "Onstream Merger"). Under the terms of the Onstream Merger agreement, each share of Acquired Onstream outstanding immediately prior to the merger was converted into the right to receive 0.1481 shares of our common stock and every Acquired Onstream option or warrant outstanding was converted into the right to receive a option or warrant to purchase shares of our common stock upon the same exchange ratio, with the exercise price adjusted by the inverse of the exchange ratio. Upon the closing of the Onstream Merger, we issued an aggregate of 2,207,966 shares of our common stock and options and warrants to purchase an additional 462,073 shares of our common stock with an exercise price of $3.376 per share.

      Immediately prior to the closing of the Onstream Merger, we also closed on the sale of 8% senior secured convertible notes and related securities and the sale of Series A-10 Convertible Preferred Stock and common stock purchase warrants resulting in aggregate gross proceeds of $6.5 million. We granted the purchasers of the 8% senior secured convertible notes additional investment rights to purchase up to an additional $2.175 million principal amount 8% senior secured convertible notes upon the same terms and conditions as the original investment. In February 2005 $2,050,000 of that additional investment right was exercised resulting in gross proceeds to us of $2,050,000. These transactions are collectively referred to as the "Financing Transactions". See "Selling Security Holders" appearing later in this prospectus. The closing of the Financing Transactions was a condition precedent to the closing of the Onstream Merger.

OUR BUSINESS, PRODUCTS AND SERVICES

      We are a business service provider that specializes in video and rich media communication, webcasting and digital asset management services. Utilizing processing and distribution software, we provide encoding, editing, indexing and querying services. Our objectives in this service segment of our business continues to be the building of a fully robust, comprehensive digital asset management (DAM) feature set that virtually any company, government agency or other enterprise having a need to manage rich media content will be able to utilize in an affordable and highly secure environment.

      Our operations are organized in two main operating groups:

      o     Webcasting Group

      o     Digital Asset Management Group

      Products and services provided by each of the groups are:

      WEBCASTING GROUP

      The Webcasting Group provides an array of corporate-oriented, web-based media services to the corporate market including live audio and video webcasting and on-demand audio and video streaming for any business, government or educational entity.

      Our Webcasting Group, which operates from facilities in Pompano Beach, Florida, San Francisco, California and New York City, New York, was created to provide online webcasting services, a cost effective means for corporations to broadcast conference calls live, making them available to the investing public, the media and to anyone worldwide with Internet access. We market the webcasting products through a direct sales force and through channel partners. Each webcast can be heard and/or viewed live, and then archived for replay for an additional fee with an option for accessing the archived material through a company's own web site. Major corporations and small businesses are contracting with us to produce live webcasts and custom videos for the web to communicate corporate earnings announcements, product launches, internal training, crisis communications and similar corporate communications.

      In February 2002 we acquired Media On Demand, Inc. ("MOD"), a privately-held company which provided its customers with vertically integrated streaming media solutions, from onsite production through delivery to end-users. These solutions included original production, editing, and digital encoding of audio and video content and Internet distribution and hosting. MOD's acquired operations, plus our original webcasting business comprise our Webcasting Group.

      Following the reorganization of our operations in December 2004, our Webcasting Group also includes the operations of our Travel Group. The Travel Group produces Internet-based multi-media streaming videos such as hotel, resort, golf facility, travel destination and time-share productions designed to keep a high level of viewer interest. These concise, broadband-enabled "vignettes" generally have running times from two to four minutes. In addition to the vignettes, we offer a commercial on the web, which consists of a two minute narrated photo presentation of corporate properties. We warehouse all of our travel content on our own on-line travel portal www.travelago.com. We own or co-own virtually all the content we create.

      As the integration of our Travel Group's operations into our Webcasting Group did not occur until the first quarter of fiscal 2005, the audited consolidated financial statement appearing in our annual report for the fiscal year ended September 30, 2004 reflect the results of these two operating groups separately. Our Webcasting Group, which represented approximately 44.5% and 51.5% of our revenues for the years ended September 30, 2004 and 2003, respectively, generates revenues through production and distribution fees. The Travel Group, which represented approximately 3.3% and 5.5% of our revenues for the years ended September 30, 2004 and 2003, respectively, generates revenues from production and distribution fees. Beginning with the three months ended December 31, 2004 the results of our Webcasting Group will also included the results of our Travel Group. For the three months ended December 31, 2004 our Webcasting Group represented approximately 44.2% of our revenues.

      DIGITAL ASSET MANAGEMENT GROUP

      Our Digital Asset Management Group, which operates from facilities in San Francisco, California, provides digital asset management services. Digital asset management is a set of coordinated technologies and processes that allow the quick and efficient storage, retrieval, and reuse of the digital files that are essential to all businesses. These digital files include photos, videos, audio files, engineering specs, architectural plans, web pages, and many other pieces of business collateral. Digital asset management provides the business rules and processes needed to acquire, store, index, secure, search, export and transform these assets and their descriptive information. In addition, the Digital Asset Management Group services include providing connectivity within the entertainment and advertising industries through its private network, which encompasses production and post-production companies, advertisers, producers, directors, and talent. The network enables high-speed exchange of high quality audio, compressed video and multimedia data communications, utilizing long distance carriers, regional phone companies, satellite operators, and major Internet service providers. The Digital Asset Management Group also provides systems integration and engineering services, application-specific technical advice, audio equipment, proprietary and off-the-shelf codecs, video compression and transport equipment, teleconferencing equipment, and other innovative products to facilitate our broadcast and production applications.

      Our Digital Asset Management Group has established a private wide-area network (WAN) through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunication providers, which enables the collaborative exchange of high quality audio, or for compressed video and multimedia data communications. Our Digital Asset Management Group provides engineering services, application-specific technical advice, and audio, video and networking hardware and software as part of its business. It manages a global network with approximately 600 active access locations, in cities throughout the United States, Canada, Mexico, Europe, and the Pacific Rim.

      As described above, in December 2004 we completed the Onstream Merger. Acquired Onstream was a development stage company which was founded in 2001 with the business objective of developing a feature rich digital asset management service and offering the service on an application service provider (ASP) basis to exploit the confluence of trends in broadband access and the cost of digital storage media. This product (the "Onstream Media Platform") will allow corporations to better manage their digital rich media without the major capital expense for the hardware, software and additional staff necessary to build their own digital asset management solution.

      The Onstream Media Platform is being designed and managed by Science Applications International Corporation (SAIC) and is actually comprised of four separate "products," two of which are now available on an individual basis. The four separate products are transcoding and storage, which are available now, and search/retrieval and distribution, which we believe will be available in April 2005. All four products will be ultimately accessible on an integrated basis via an SAIC designed interface using North Plains technology and incorporating important security features available through SAIC.

      We believe that the Onstream Media Platform will expand our product offering by providing our Fortune 1000 and media and entertainment customers a low cost monthly service for the storage, streaming, encoding, collaboration and distribution of digital rich media. The closing of the Onstream Merger brings new target markets for our webcasting services that include government, healthcare, education, telecommunications and international sectors. We believe that these verticals also have strong requirements for digital asset management services and are the primary business sectors for SAIC. Our purchase of assets and licensing of software from Virage, Inc. in February 2004 as described below permitted us to begin providing digital asset management services during the second quarter of fiscal 2004; however, we did not own the related data and storage facilities. As a result of the Onstream Merger, we believe that we will be able to complete and utilize the Onstream Media Platform, including a data and storage facility managed and owned by us. We also believe the Onstream Merger will expose our company to significant incremental revenue opportunities in our webcasting and digital asset management businesses. We believe that being able to offer our clients such instrumental product and services is a critical element to differentiating our company from our competitors in the marketplace.

      In March 2002, Acquired Onstream contracted with SAIC to build its Alpha platform and demonstration system. In June 2003, Acquired Onstream and SAIC entered into a Basic Ordering Agreement for Professional Solutions, pursuant to which SAIC would build the Onstream Media Platform. The original term of the agreement runs through December 31, 2006 and we, as successor to Acquired Onstream, may, at our option, extend the term for up to an additional 48 months by executing four one-year renewal options. SAIC agreed to design the Onstream Media Platform, as hosted and managed by SAIC, to allow for the addition and customization of applications to fit the specific needs of customers. SAIC also agreed to provide certain hosting and back-office services directly to us, as successor to Acquired Onstream, and in support of our customers. The initial estimated cost of the work to be performed by SAIC under the agreement was $8.0 million, which was based upon SAIC creating all original software for the Onstream Media Platform. The amount to complete a working platform has been substantially reduced during the course of the project to approximately $1,840,000 as a result of the integration of third-party, off the shelf software as well as the assets Acquired Onstream acquired from Virage, Inc. and North Plains. To date, SAIC has been paid approximately $1,310,000 and the remaining approximately $530,000 necessary to complete the platform, which includes payments for third party software as well as integration by SAIC, will be funded from the proceeds of the Financing Transactions. These amounts do not include software acquired from Virage, Inc. or computer equipment that will be necessary for the Onstream Media Platform that will be purchased through a capital lease.

      Upon payment of all amounts due SAIC for each software module described in the agreement, exclusive of third party software, SAIC will grant us a royalty-free, worldwide, perpetual non-transferable license to operate the software created by SAIC for our internal business purposes, by our customers on an ASP basis so long as hosting and OSS/BSS (operating support systems/business support systems) services are provided exclusive by SAIC, and for back-up hosting and disaster recovery purposes. In addition, upon payment to SAIC of 20% of the original total development costs, excluding third party software, for any particular software which SAIC has developed under the agreement, SAIC will grant us a royalty-free, perpetual, world wide license to such software which includes the right to distribute the software on an ASP basis to our customers, to a third party hosting the software on behalf of us and our customers as end users on an ASP basis, and to end users under an enterprise license for the end user's internal business purposes only. In addition, we will have the right to create extensions and enhancements to the software which will be owned by us, and we will grant SAIC a royalty free, world wide, perpetual, non-exclusive license, sublicense and transferable license to operate and modify the extensions and enhancements for itself and its clients. In addition, the agreement with SAIC restricts SAIC from offering an outsourced solution that allows for the management and use of digital rich media with flexible applications such as collaboration and re-purposing to any third party during the term of the agreement.

      In February 2004 we acquired certain assets from Virage, Inc. The assets acquired included the assignment of customer contracts for the performance of digital asset management services as well as assistance in the integration of those activities into our operations.

      In February 2004, Acquired Onstream entered into a license agreement under which it licensed certain software from Virage, Inc. This software is being integrated into the Onstream Media Platform.

      In May 2004 Acquired Onstream entered into a license agreement with Nine Systems, a software vendor of Internet protocol-based billing and provisioning solutions. Under this agreement, we, as Acquired Onstream's successor, licensed on a perpetual basis the Nine Systems billing and provisioning software including systems integration support.

      In September 2004 Acquired Onstream entered into an agreement with Gistics, Inc. under which Gistics, Inc. will provide marketing services to us, as Acquired Onstream's successor. Gistics, Inc. is a leading expert in the digital asset management marketplace. In addition, Gistics, Inc. will also target customers from their database of 3,000 companies who are potential customers for our subscription services.

      In October 2004 SAIC agreed to both use internally as well as resell Acquired Onstream's digital asset management platform on a subscription basis.

      In November 2004 under the terms of a letter agreement Autonomy, a software developer, agreed to resell Acquired Onstream's services. Autonomy is the parent company of Virage, Inc.

      In December 2004 North Plains, a software developer of digital asset management repositories and work flow engines, entered into an agreement with us, as Acquired Onstream's successor, to provide its software for use in our digital asset management services platform.

      Our Digital Asset Management Group (formerly our Networking Solutions Group), which represented approximately 52.2% and 43.0% of our revenues for the years ended September 30, 2004 and 2003, respectively, and approximately 55.8% of our revenues for three months ended December 31, 2004. Our Digital Asset Management Group generates revenues primarily from network usage fees, the sale and rental of equipment, and fees for management of digital assets.

SALES AND MARKETING

      We use a variety of marketing methods, including our internal sales force and channel partners, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors products, we believe these distribution agreements enable us to take advantage of the particular distributors' existing marketing programs, sales forces and business relationships.

      In March 2004, Thomson Financial Group completed the acquisition of CCBN. As a result, we have combined revenues from both of these companies for disclosure purposes. For the years ended September 30, 2004 and 2003, we provided webcasting services to one significant customer, Thomson Financial Group, under a contract which can be terminated upon a 30-day notification. Revenues from sales to Thomson Financial Group (including CCBN) were approximately $1,808,000, or 24%, and approximately $1,727,000, or 25%, of total consolidated revenue for the years ended September 30, 2004 and 2003, respectively. These revenues represented approximately 54% and 49% of Webcasting Group revenues for the same periods. Revenues from sales to Thompson Financial Group (including CCBN) were approximately $517,000, or 23%, of our consolidated revenue for the three months ended December 31, 2004 and represented approximately 53% of the Webcasting Group's revenues for that period. During the three months ended December 31, 2004 we also provided digital asset management services to America Online, Inc. under a contract which can be terminated upon a 30-day notification. Revenues from sales to America Online, Inc. were approximately $222,000, or 10%, of our consolidated revenue for the three months ended December 31, 2004 and represented approximately 18% of the Digital Asset Management Group's revenues for that period. See Risk Factors below. Other than these agreements, no other agreement with a customer has represented more than 10% of our revenues during these periods.

OUR EXECUTIVE OFFICES

      Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

RISK FACTORS

      Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

WE HAVE AN ACCUMULATED DEFICIT AND WE ANTICIPATE CONTINUING LOSSES THAT WILL RESULT IN SIGNIFICANT LIQUIDITY AND CASH FLOW PROBLEMS ABSENT A MATERIAL INCREASE IN OUR REVENUES.

      We have incurred losses since our inception, and have an accumulated deficit of $61,555,356 as of December 31, 2004. For the year ended September 30, 2004, we had a net loss of approximately $4.0 million and cash used in operations was approximately $1.1 million. For the three months ended December 31, 2004 we had a net loss of approximately $1.9 million and cash used in operations was approximately $164,000. We had approximately $1.5 million of cash as of December 31, 2004. As described elsewhere in this prospectus, in December 2004 we closed on the Financing Transactions, which resulted in gross proceeds to us of $6.5 million. After certain payments, approximately $1.6 million of cash remained to satisfy existing accounts payable and future working capital requirements, including the funding of unfinanced capital expenditures and operating losses. In February 2005 $2.05 million of the additional investment rights granted the purchasers of our 8% senior secured convertible notes in December 2004 were exercised resulting in additional gross proceeds to us of $2.05 million. Projected capital expenditures for the next twelve months total $1.4 million, which includes the completion of the Onstream Media Platform as well as an upgrade to the webcasting software and hardware infrastructure. As a result of the Onstream Merger, we have increased our operating expenses by approximately $200,000 per quarter, which are primarily attributable to contracted salaries and related employee expenses, and we also expect increases in our operating expenses during the next year of approximately $200,000 arising from a Section 404 of the Sarbanes-Oxley Act of 2002 compliance program related to internal controls, as well as additional operating expenses related to an expanded marketing program, although we cannot guarantee that either program will be successful.

      Our operations have historically been financed primarily through the issuance of equity and debt. ^ We cannot assure that our revenues will continue to increase, nor can we assure that they will not decrease. We presently anticipate the Onstream Media Platform to be completed and available for sale by April 2005, but we cannot assure that will occur nor can we assure what the sales activity will be when and if the product is completed. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our cash and other financial resources. As a result of the uncertainty as to our available working capital over the next 12 months, we may be required to delay or cancel certain of the projected capital expenditures, some of the planned marketing expenditures, or other planned expenses which could adversely affect our ability to expand our business and operations during fiscal 2005.

WE ARE DEPENDENT UPON AN INCREASE IN OUR REVENUES TO PROVIDE SUFFICIENT CAPITAL TO FUND OUR CURRENT OPERATIONS. WITHOUT THIS INCREASE IN REVENUES, WE WILL BE REQUIRED TO RAISE ADDITIONAL CAPITAL. WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN RAISING ADDITIONAL WORKING CAPITAL AS MAY BE NECESSARY FOR OUR CONTINUED OPERATIONS.

      Our future working capital requirements depend primarily on the rate at which we can decrease our use of cash to fund operations, which is in turn dependent on an increase in our revenues. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully complete and launch the Onstream Media Platform, market our other existing products and services, the degree to which competitive products and services are introduced to the market, and our ability to control overhead expenses as we grow.

We are constantly evaluating our cash needs and existing burn rate, in order to make appropriate adjustments in operating expenses. Absent a material increase in our revenues during fiscal 2005, of which there is no assurance, it is likely we may need to raise additional debt or equity capital within the next 12 months to provide funding for ongoing future operations, or to refinance existing indebtedness. The amount of additional working capital we may need to raise will be dependent, in part, on our ongoing evaluation of cash needs and anticipated capital expenditures. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. No assurances can be given that we will be successful in obtaining additional capital, or that such capital will be available on terms acceptable to us. If we are unable to raise additional working capital as needed, we may be required to curtail some of our operations.

OUR PRIMARY ASSETS SERVE AS COLLATERAL UNDER OUTSTANDING CONVERTIBLE NOTES. IF WE WERE TO DEFAULT ON THESE AGREEMENTS, THE HOLDERS COULD FORECLOSE ON OUR ASSETS.

      In December 2004, we sold $4.35 million principal amount of 8% senior secured convertible notes and in February 2005 we issued an additional $2.050 million principal amount 8% senior secured convertible notes upon the exercise of the additional investment rights. The interest of 8% is payable in cash or in-kind at our option if the average price during the 20-day period prior to payment exceeds $1.18 per share. The notes contain a provision requiring mandatory redemptions of up to $1.0 million, although the earliest this could be required is $500,000 in December 2005 and an additional $500,000 in June 2006. The notes are collateralized by a blanket security interest in our assets and a pledge of the stock of our subsidiaries. If we should default under the payment of interest when due, the funding of redemptions as required, or other provisions of the notes, the holders could seek to foreclose on our primary assets. If the holders were successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

WE ARE DEPENDENT ON CONTRACTS, SOME OF WHICH ARE SHORT TERM. IF THESE CONTRACTS ARE TERMINATED, OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY ADVERSELY AFFECTED.

      We are dependent upon contracts and distribution agreements with our strategic partners and clients, including Thomson Financial Group and its subsidiary CCBN, and America Online, Inc. Revenues from sales to Thomson Financial Group were approximately $1,808,000, or 24%, and approximately $1,727,000, or 25%, of total consolidated revenue for the years ended September 30, 2004 and 2003, respectively. These revenues represented approximately 54% and 49% of Webcasting Group revenues for the same periods. Revenues from sales to Thompson Financial Group (including CCBN) were approximately $517,000, or 23%, of our consolidated revenue for the three months ended December 31, 2004 and represented approximately 53% of the Webcasting Group's revenues for that period. During the three months ended December 31, 2004 we also provided digital asset management services to America Online, Inc. under a contract which can be terminated upon a 30-day notification. Revenues from sales to America Online, Inc. were approximately $222,000, or 10%, of our consolidated revenue for the three months ended December 31, 2004 and represented approximately 18% of the Digital Asset Management Group's revenues for that period. Both of these contracts can be terminated upon a 30-day notification. Because of the significant nature of the revenues from these contracts to our consolidated results of operations, the termination of either contract could have a material adverse effect on our financial condition and results of operations.

AS A RESULT OF THE ONSTREAM MERGER, WE HAVE INCREASED OUR OPERATING EXPENSES WITHOUT ANY INCREASE IN OUR REVENUES.

      Acquired Onstream is a development stage company which has yet to generate any revenues. As a result of the Onstream Merger, we have increased our operating expenses by approximately $200,000 per quarter, which are primarily attributable to contracted salaries and related employee expenses. While we currently anticipate that the assets of Acquired Onstream which have been incorporated into our Digital Asset Management Group's operations will begin to generate revenues during the third quarter of fiscal 2005, we are unable to predict at this time the actual amount of any anticipated revenues or the timing thereof. These increased operating expenses without an offset of increased revenues will adversely affect our financial condition and results of operations in future periods until such time, if ever, that the Acquired Onstream assets begin to produce revenue.

WE MAY BE UNABLE TO SUCCESSFULLY COMPLETE, PRODUCE, MARKET, OR SELL THE ONSTREAM MEDIA PLATFORM.

      Our December 2004 purchase of Acquired Onstream included approximately $2.6 million capitalized by Acquired Onstream prior to that date for licensed software and development work by SAIC, Virage and other third parties related to the partially completed Onstream Media Platform. Subsequent to the acquisition, we expect to spend approximately $450,000 to complete the platform in a commercially viable form by April 2005, plus approximately $300,000 for computer equipment which we will purchase through a capital lease to use in the development of the platform. Although we believe there is a market for the Onstream Media Platform and have identified some potential customers, we have not signed any significant binding sales contracts for the Onstream Media Platform and we do not know when, if ever, that we will generate any significant revenues from this product. In addition there is no assurance that we will be able to complete the Onstream Media Platform, will be able to complete it for the contemplated costs, or that it will be able to sell it on a profitable basis. Our inability to successfully complete and/or sell the Onstream Media Platform could have a material adverse effect on our financial condition and results of operations.

WE EXPECT TO CONTINUE TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE.

      Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

      - the announcement or introduction of new services and products by us and our competitors;

      - our ability to upgrade and develop our systems in a timely and effective manner;

      - our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

      - the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

      -     technical difficulties, system downtime, or Internet brownouts;

      - the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

      -     government regulation; and

      - general economic conditions and economic conditions specific to the Internet.

      As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

THE EXERCISE OF OPTIONS AND WARRANTS, THE CONVERSION OF SHARES OF OUR SERIES A-10 CONVERTIBLE PREFERRED STOCK OR THE CONVERSION OF OUR 8% SENIOR SECURED CONVERTIBLE NOTES WILL BE DILUTIVE TO OUR EXISTING COMMON SHAREHOLDERS.

      As of January 31, 2005 there were outstanding options and warrants to purchase a total of 8,015,255 shares of our common stock, with an average exercise price of $3.01 per share and the majority exercisable between $1.21 and $1.65 per share. In addition, as of January 31, 2005 there were 463,212 shares of our Series A-10 Convertible Preferred Stock outstanding, which is convertible into 4,632,120 shares of our common stock, as well as $4.35 million principal amount 8% senior secured convertible notes which are convertible into 4,350,000 shares of our common stock. Subsequent to January 31, 2005 we issued an additional $2.050 million principal amount 8% senior secured convertible notes which are convertible into 2,050,000 shares of our common stock and common stock purchase warrants to purchase an aggregate of 3,792,500 shares of our common stock at exercise prices ranging from $1.00 to $1.65 per share. Of these additional warrants, warrants to purchase an aggregate of 3,075,000 shares are not exercisable until we receive shareholder approval in accordance with Nasdaq Marketplace Rule 4350(i). We have issued warrants to purchase 205,000 shares of our common stock with an exercise price of $1.65 per share to a broker dealer in connection with the exercise of the Additional Investment Right. Finally, we are obligated to issue additional shares of our common stock as a penalty for our failure to timely register shares of common stock sold in a financing transaction. We are unable to determine when this registration statement will be declared effective by the SEC. We have included 370,000 shares of our common stock in the registration statement of which this prospectus is a part which represents the shares we will be obligated to issue if this registration statement is declared effective on March 4, 2005. In the event the registration statement is not declared effective by March 4, 2005, we will be obligated to issue an additional 2,000 shares of our common stock per day until such time as the registration statement is declared effective. The issuance of these shares of our common stock will be dilutive to our existing shareholders and may materially adversely affect the market price of our common stock.

A SUBSTANTIAL PORTION OF OUR ASSETS ARE COMPRISED OF GOODWILL AND OTHER INTANGIBLE ASSETS, WHICH MAY BE SUBJECT TO FUTURE IMPAIRMENT AND RESULT IN FINANCIAL STATEMENT WRITE-OFFS.

      Our prior acquisitions of several businesses have resulted in significant increases in goodwill and other intangible assets. Unamortized goodwill and other intangible assets, which includes acquired customer lists, were approximately $11.4 million at December 31, 2004, representing approximately 62% of our total assets and 83% of the book value of shareholder equity.

      If there is a material change in our business operations, the value of the intangible assets we have acquired could decrease significantly. On an ongoing basis, we will evaluate, partially based on discounted expected future cash flows, whether the carrying value of such intangible assets may no longer be recoverable, in which case an additional charge to earnings may be necessary. Any future determination requiring the write-off of a significant portion of unamortized intangible assets, although not requiring any additional cash outlay, could have a material adverse effect on our financial condition and results of operations.

WE HAVE ISSUED DEBT AND PREFERRED SHARES IN DECEMBER 2004 CONTAINING SIGNIFICANT DISCOUNTS WHICH WILL ADVERSELY, AND POSSIBLY UNPREDICTABLY, AFFECT INTEREST AND DIVIDEND EXPENSE IN FUTURE YEARS.

      We are required to record the fair value of warrants issued in conjunction with the Financing Transactions, plus the potential value arising from a beneficial conversion feature included in the terms of the financing, as a discount to the stated financing amount. We have determined that this discount is $2,928,041 for the Series A-10 Convertible Preferred and $2,467,269 for the $4.35 million principal amount 8% senior secured convertible notes, both issued in December 2004, which will be reflected on our balance sheet at December 31, 2004. These non-cash amounts will be amortized to dividend and interest expense over the four year financing terms, although any unamortized portion will be immediately expensed at the time of a conversion or redemption occurring before the end of those terms. For example, the $4.35 million principal amount 8% senior secured convertible notes contain a provision requiring mandatory redemptions of up to $1.0 million over the period from December 2005 through June 2006, which represents approximately 23% of the total issue. In addition to the above, as a result of the early repayment of certain debt from the proceeds of the Financing Transactions, our financial condition as of December 31, 2004 and the results of operations for the quarter then ended will be adversely affected by the write-off of approximately $500,000 of unamortized debt discount. The additional $2.050 million principal amount 8% senior secured convertible notes issued in February 2005 will also result in additional discounts in future periods.

WE MAY BE EXPOSED TO POTENTIAL RISKS RELATING TO OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING AND OUR ABILITY TO HAVE THOSE CONTROLS ATTESTED TO BY OUR INDEPENDENT AUDITORS.

      As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-KSB. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls. We were not subject to these requirements for the fiscal year ended September 30, 2004. We are evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our Annual Report on Form 10-KSB beginning with our report for the fiscal year ended September 30, 2005.

      While we expect to expend significant resources over the next few months in developing the necessary documentation and testing procedures required by
Section 404 of the Sarbanes-Oxley Act of 2002, there is a risk that we will not comply with all of the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequacy. Accordingly, there can be no positive assurance that we will receive a positive attestation from our independent auditors.

      In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

      In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we would receive a qualified or adverse audit opinion on those financial statements. In that event, the quotation of our common stock on the Nasdaq SmallCap Market could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT A TAKE-OVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

      Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders.

      In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 463,212 shares of our Series A-10 Convertible Preferred Stock were issued and outstanding at January 31, 2005. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

IF THE SELLING SECURITY HOLDERS ALL ELECT TO SELL THEIR SHARES OF OUR COMMON STOCK AT THE SAME TIME, THE MARKET PRICE OF OUR SHARES MAY DECREASE.

      It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

COMMON STOCK OFFERED

      On January 31, 2005 there were 7,440,778 shares of our common stock issued and outstanding. Under this prospectus, the selling security holders listed in the section of this prospectus entitled "Selling Security Holders" may offer and sell up to 23,091,290 shares of our common stock, of which:

      *     766,219 shares are presently outstanding,

      * 370,000 shares we are obligated to issue as a penalty for the late filing of the registration statement of which this prospectus is a part,

      * 4,546,500 shares of our common stock may be issued upon the conversion of shares of 454,650 shares of our Series A-10 Convertible Preferred Stock,

      * 8,152,086 shares of our common stock which may be issued upon the exercise of common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share, including warrants to acquire 1,025,000 shares of our common stock with an exercise price of $1.65 per share which may be issued if the $1.00 warrant issued to the original holders of the additional investment right granted to the holders of the 8% senior secured convertible notes is exercised,

      * 6,525,000 shares of our common stock may be issued upon the conversion of 8% senior secured convertible notes based upon a conversion price of $1.00 per share, which includes unexercised additional investment rights to purchase an additional $125,000 principal amount of 8% senior secured convertible notes,

      * 1,594,860 shares of our common stock which may be issued to pay interest on our 8% senior secured convertible notes, and

      * 1,136,625 shares of our common stock underlying shares of our Series A-10 Convertible Preferred Stock which may be issued to pay dividends on our Series A-10 Convertible Preferred Stock. The dividends on our Series A-10 Convertible Preferred Stock can be paid in cash or in-kind, at our option.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in "Risk Factors." Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sales of the common stock offered by this prospectus. Included in the registration statement of which this prospectus is a part are 8,152,086 shares of our common stock which are issuable upon the exercise of outstanding common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share. If all of these warrants were to be exercised, we would receive an additional approximately $12 million in gross proceeds. Any proceeds that we receive from the exercise of outstanding warrants will be used by us for general working capital. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances whatsoever that any of the outstanding warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

                            SELLING SECURITY HOLDERS

      This prospectus relates to periodic offers and sales of up to 23,091,290 shares of common stock by the selling security holders listed below and their pledgees, donees and other successors in interest, which includes:

      *     766,219 shares are presently outstanding,

      * 370,000 shares we are obligated to issue as a penalty for the late filing of the registration statement of which this prospectus is a part,

      * 4,546,500 shares of our common stock may be issued upon the conversion of shares of 454,650 shares of our Series A-10 Convertible Preferred Stock,

      * 8,152,086 shares of our common stock which may be issued upon the exercise of common stock purchase warrants with exercise prices ranging from $1.00 to $45.00 per share, including warrants to acquire 1,025,000 shares of our common stock with an exercise price of $1.65 per share which may be issued if the $1.00 warrant issued to the original holders of the additional investment right granted to the holders of the 8% senior secured convertible notes is exercised,

      * 6,525,000 shares of our common stock may be issued upon the conversion of 8% senior secured convertible notes based upon a conversion price of $1.00 per share, which includes unexercised additional investment rights to purchase an additional $125,000 principal amount of 8% senior secured convertible notes,

      * 1,594,860 shares of our common stock which may be issued to pay interest on our 8% senior secured convertible notes, and

      * 1,136,625 shares of our common stock underlying shares of our Series A-10 Convertible Preferred Stock which may be issued to pay dividends on our Series A-10 Convertible Preferred Stock. The dividends on our Series A-10 Convertible Preferred Stock can be paid in cash or in-kind, at our option.

      If we should elect to pay the interest on the 8% senior secured convertible notes and the dividends on the Series A-10 Convertible Preferred Stock in equity instead of cash, while we will still recognize an expense for the interest and dividends, the expense will be a non-cash item and it will result in a cash savings to us of approximately $3.6 million.

      On December 23, 2004, following our 2004 Annual Meeting of Shareholders at which the issuance of the securities was approved, we sold 8% senior secured convertible notes and related securities and Series A-10 Convertible Preferred Stock and common stock purchase warrants which resulted in aggregate gross proceeds to us of $6.5 million. We also granted the purchasers of the 8% senior secured convertible notes additional investment rights to purchase up to an additional $2.175 million principal amount 8% senior secured convertible notes. In February 2005 $2.050 million of that additional investment right was exercised resulting in gross proceeds of $2.050 million. The remaining $125,000 of additional investment rights remains outstanding and exercisable as of the date of this prospectus.

8% SENIOR SECURED CONVERTIBLE NOTES

      In December 2004 we sold to 19 accredited investors $4.35 million principal amount of 8% senior secured convertible notes, together with common stock purchase warrants to purchase an aggregate of 1,522,500 shares of our common stock and an additional investment right entitling the holders to purchase from us up to an additional $2.175 million of 8% senior secured convertible notes. This transaction was structured as a private transaction exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) and Regulation D thereof and resulted in gross proceeds to us of $4.35 million. In February 2005 we sold to 17 accredited investors an additional $2.050 million principal amount of 8% senior secured convertible notes, together with common stock purchase warrants to purchase an aggregate of 717,500 shares of our common stock, upon the exercise of $2.050 million of the additional investment rights. We issued these purchasers one year common stock purchase warrants to purchase an additional 2,050,000 shares of our common stock as described below. This transaction was exempt from registration under the Securities Act of 1933 in reliance on an exemption provided by Section 4(2) and Regulation D thereof. We received gross proceeds of $2.050 million. The remaining $125,000 of additional investment rights remain exercisable as of the date of this prospectus.

      These notes are senior to all current and future indebtedness of our company, other than up to $1.5 million for a capital leasing facility, and we pledged all of our assets and the securities we own in our subsidiaries as collateral for the notes. We also entered into a control agreement with Vertical Ventures, LLC, as agent for the purchasers of the 8% senior secured convertible notes, to further perfect the security interest to be granted to the purchasers. Additional terms of the 8% senior secured convertible notes include:

      * unless converted or redeemed as described below, $4.35 million principal amount of the 8% senior secured convertible notes are due on or before December 23, 2008 and the remaining $2.050 million principal amount are due on or before February 15, 2009,

      * 8% annual interest, payable quarterly in arrears beginning March 31, 2005. The interest is payable either in cash or at our option in shares of our common stock valued at 85% of the volume weighted average price of our common stock for the 20 days prior to the payment date, so long as the price is greater than $1.18 per share,

      * subject to certain exceptions, while the notes are outstanding we cannot purchase, redeem or otherwise acquire any capital stock or issue any variable priced equity securities or variable price equity linked securities. We have also agreed not to redeem or repurchase any portion of our Series A-10 Preferred Stock, or any other preferred stock as may be issued in the future while the notes are outstanding, common stock or equity equivalent prior to either the maturity date of the notes or until all the notes have been converted without the consent of the holders of 51% of the outstanding notes,

      * the notes are convertible at any time at the option of the holder into shares of our common stock at a conversion price of $1.00 per share which is subject to adjustment upon the occurrence of certain specified events, including stock dividends and stock splits, pro rata distributions of equity securities, evidences of indebtedness, rights or warrants to purchase common stock or cash or any other asset, mergers or consolidations, or certain issuances of common stock at a price below $1.00 per share, subject to adjustment as set forth above,

      * if at any time while all or any portion of the 8% senior secured convertible notes are outstanding the trading price of our common stock exceeds $1.63 per share for a minimum of 20 days during a 30 day period, then an amount of the notes equal to the total volume for the 30 day period multiplied by the average daily closing price multiplied by 20% will automatically convert into shares of our common stock at the conversion price of $1.00 per share, subject to adjustment as set forth above,

      * the number of shares of our common stock acquired by any holder upon conversion of the notes is limited to the extent necessary to ensure that following the conversion the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock,

      * we can prepay all or any portion of the principal amount of the notes, plus any accrued but unpaid interest. If we should elect to prepay the notes, the holders will have five trading days to convert the notes into shares of our common stock. If we elect to prepay the notes, we must do so pro-rata amongst the holders, and at the time of prepayment we must issue the holders warrants which are equal to 50% of the quotient of (1) the portion of the note being prepaid and
            (2) $1.00 per share, subject to adjustment as set forth above, with an exercise price equal to the then conversion price,

      * beginning one year from the issuance date and ending 18 months from the issuance date each holder has the right to require us to prepay an aggregate amount equal to $500,000 less the principal amount of any notes which have been converted or paid during that period, and for the period beginning on or after 18 months from the issuance date, each holder has the right to require us to prepay an aggregate amount equal to $1,000,000 less the principal amount of any notes which have been converted or paid during that period, and

      * beginning at the end of the 21st month following the issuance date the principal outstanding on any remaining 8% senior secured convertible notes will be paid in nine equal quarterly installments on the last day of each quarter. We have the option to pay the quarterly installments in shares of our common stock if the volume weighted average price during the preceding quarter is greater than $1.18 per share. That portion that can be paid in common stock is based upon a formula of 20% of the total trading volume for the quarter multiplied times the average closing price. In any quarter where this formula would result in the issuance of shares of common stock that exceed the amount of the quarterly installment, at the holders option an additional amount of up to 20% may be converted and applied to the final quarterly payment.

      We have issued five year common stock purchase warrants to purchase an aggregate of 2,240,000 shares of our common stock. These five year common stock purchase warrants have an exercise price of $1.65 per share, subject to adjustment in the event of stock splits, stock dividends, pro rata distributions of equity securities, evidences of indebtedness, rights or warrants to purchase common stock or cash or any other asset, mergers or consolidations, or certain issuances of common stock at a price below $1.65 per share. The warrants include a cashless exercise feature that terminates at the time the shares underlying the warrants are registered. The shares issuable upon the exercise of these warrants are included in the registration statement of which this prospectus is a part. The number of shares of our common stock that can be issued upon the exercise of the warrants is limited to the extent necessary to ensure that following the exercise the total number of shares of our common stock beneficially owned by the holder does not exceed 9.999% of our issued and outstanding common stock.

      At the time of the exercise of the additional investment rights, we issued one year common stock purchase warrants to purchase 2,050,000 shares of our common stock at an exercise price of $1.00 per share. Upon exercise of these warrants, the warrant holder will receive five year common stock purchase warrants to purchase 50% of the shares of common stock issuable upon the exercise of the one year warrants, or 1,025,000 shares in the aggregate, at an exercise price of $1.65 per share. The terms of these warrants are identical to those of the initial warrants issued in December 2004.

      The issuance of the shares of our common stock upon the possible conversion of the notes issued upon the exercise of the additional investment right, as well as the related common stock purchase warrants for 717,500 shares of our common stock, has previously been approved by our shareholders at our annual meeting held on December 15, 2004. We have agreed to use our best efforts to obtain as soon as possible shareholder approval of the issuance of the shares of our common stock underlying the $1.00 warrants and the $1.65 warrants included therein to meet the requirements of Rule 4350(i) of the Nasdaq Marketplace Rules. ^

      In December 2004 we paid Adelphia Capital LLC and the other selling agents fees totaling $304,500 and issued them 435,000 common stock purchase warrants with terms identical to the warrants sold with the initial $4.35 million principal 8% senior secured convertible notes. In addition, we paid an aggregate of $50,000 for legal fees and expenses of the investors. In February 2005 we paid aggregate commissions of $42,500 to five NASD-member broker dealers and issued one of these firms, Olympus Securities, LLC five year common stock warrants to purchase 205,000 shares of our common stock at an exercise price of $1.65 per share as compensation in connection with the exercise of the additional investment rights. We also paid $15,000 for legal fees and expenses of the investors.

SERIES A-10 CONVERTIBLE PREFERRED STOCK

      In December 2004 we also sold to 16 accredited investors an aggregate of 215,000 shares of our Series A-10 Convertible Preferred Stock at a purchase price of $10.00 per share, together with five year common stock purchase warrants to purchase 1,075,000 shares of our common stock at an exercise price of $1.50 per share, in a private transaction exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) and Regulation D which resulted in gross proceeds to us of $2,150,000.

      Prior to the closing of the Financing Transactions, we owed Mr. Fred DeLuca, a lender who held a blanket security interest in our assets, an aggregate of approximately $3,149,000. Upon the closing of the Financing Transactions, we repaid him $2,000,000 of that amount in cash, issued him 85,488 shares of our common stock totaling a value of approximately $149,000 based upon the fair market value of our common stock on the date of issuance, and he converted the remaining $1,000,000 owed him into 100,000 shares of our Series A-10 Convertible Preferred Stock, plus warrants to purchase 500,000 shares of our common stock at an exercise price of $1.50 per share. In addition, upon the closing of the Financing Transactions we issued Mr. Deluca an aggregate of 139,650 shares of our Series A-10 Convertible Preferred Stock in exchange for 232,750 shares of our Class A-8 Convertible Preferred Stock with a stated value of $1,396,500. At the closing of the Financing Transactions and upon these payments, we satisfied the original $3,149,000 note in full and he released his security interest in our assets.

      The shares of Series A-10 Convertible Preferred Stock have no voting rights, other than as may be required under Florida law, have a liquidation preference of $10.00 per share plus declared but unpaid dividends, and include certain additional terms as follows:

      * the shares are senior to all other classes of preferred stock and, as applicable, junior to or on a parity with other classes of preferred stock the terms of which expressly provide that they are senior to or on parity with the Series A-10 Convertible Preferred Stock. We cannot create or issue any preferred stock which ranks senior to or pari passu with the Series A-10 without the consent of the holders of at least 50% of the then outstanding shares of Series A-10,

      * the holders are entitled to preferred, cumulative dividends at the rate of 8% per annum, payable quarterly in arrears at our option in cash or with additional shares of Series A-10 Convertible Preferred,

      * each share of the Series A-10 Preferred Stock is convertible into shares of our common stock equal to the original purchase price per share of $10.00 plus accrued and unpaid dividends to the date of conversion divided by the conversion price of $1.00 per share, subject to adjustment in the event of stock splits and dividends and issuances of common stock at a price less than the then conversion price. Any shares of Series A-10 Convertible Preferred that are outstanding on the fourth anniversary of the closing date will automatically convert into common stock upon the same conversion ratio,

      *     the shares are not redeemable by us, and

      * without the consent of holders of 50% of the outstanding shares of Series A-10 Convertible Preferred Stock, we cannot incur any indebtedness greater than $1.5 million.

      We granted the holders of the Series A-10 Convertible Preferred Stock the right to designate one member of our Board of Directors. As of the date hereof, the purchasers have not identified the board designee. In addition, we paid the holders a fee of 8% per annum of the stated value of the Series A-10 Convertible Preferred Stock, payable in shares of Series A-10 Convertible Preferred Stock, from the later of June 8, 2004 or the date the money was deposited into escrow through the closing date which resulted in the issuance of an additional 8,562 shares of our Series A-10 Convertible Preferred Stock. Adelphia Capital, LLC acted as managing placement agent for us in this transaction. We paid Adelphia Capital LLC and the other selling agents fees a non-accountable expense allowance totaling $150,500, and issued them 215,000 common stock purchase warrants with terms identical to the warrants sold with the Series A-10 Convertible Preferred Stock.

      The following table sets forth:

      -     the name of each selling security holder,

      -     the number of shares owned, and

      - the number of shares being registered for resale by each selling security holder.

      We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders.

                                                Number       Percentage       Shares       Shares to     Percentage
                                             of shares     owned before        to be        be owned    owned after
Name of selling security holder                  owned         offering      offered  after offering       offering
Alpha Capital AG (1)                         1,575,000            17.5%    1,575,000               0           0.0%
Arnold P. Kling (2)                             70,000                *       70,000               0           0.0%
Asset Factoring (3)                             43,114                *       42,500             614              *
Barry Nash (4)                                  15,000                *       15,000               0           0.0%
Basic Investors, Inc. (5)                      271,335             3.5%      243,000          28,335              *
Beryl Zyskind (6)                               17,000                *       17,000               0              *
BL Cubed, LLC (7)                              587,500             7.3%      587,500               0           0.0%
CLR Associates (8)                               5,000                *        5,000               0           0.0%
CCJ Trust (9)                                  776,916             9.7%      612,500         164,416           2.0%
Charles L. Savage (10)                          20,000                *       20,000               0           0.0%
Charter Capital Resources, Inc. (11)           330,208             4.4%      303,542          26,666              *
David Feldman (12)                              43,750                *       43,750               0           0.0%
Dennis Spina (13)                              175,000             2.3%      175,000               0           0.0%
DKR Soundshore Oasis
    Holding Fund, Ltd. (14)                  1,864,000            20.1%    1,864,000               0           0.0%
DKR Soundshore Strategic
    Holding Fund, Ltd. (15)                    466,000             5.9%      466,000               0           0.0%
Ellen Rose Clements (16)                        43,750                *       43,750               0           0.0%
Envision Management Group, Inc. (17)           150,000             2.0%      150,000               0           0.0%
Eric Jacobs (18)                               345,714             4.5%      157,500         188,214           2.4%
Erwin Schnellinger (19)                         43,750                *       43,750               0           0.0%

                                                Number       Percentage       Shares       Shares to     Percentage
                                             of shares     owned before        to be        be owned    owned after
Name of selling security holder                  owned         offering      offered  after offering       offering
Fennmore Holdings, LLC (20)                  3,050,000            29.4%    3,050,000               0           0.0%
Fred DeLuca (21)                             4,550,733            38.1%    4,435,625         115,108           1.0%
Fred Florio (22)                                89,411             1.2%       49,000          40,411              *
Gary Purcell (23)                              328,833             4.3%      325,833           3,000              *
George Stemper (24)                            163,334             2.2%      100,000          63,334              *
Gerald R. Horst (25)                           612,500             7.6%      612,500               0           0.0%
Harmony Marketing, Inc. (26)                     5,000                *        5,000               0           0.0%
Howard Ash (27)                                 36,250                *       36,250               0           0.0%
J&C Resources, LLC (28)                        199,048             2.7%       32,500         166,548           2.2%
Jack and Stella Patterson (29)                 175,000             2.3%      175,000               0           0.0%
Jason Lyons (30)                                48,750                *       48,750               0           0.0%
Jerold L. Ladin (31)                            43,750                *       43,750               0           0.0%
John R. D'Angelo (32)                           11,000                *       11,000               0           0.0%
Kristen Routh                                   10,000                *       10,000               0           0.0%
Ladenburg Thalmann & Co., Inc. (33)            108,750             1.4%       38,750          70,000              *
Lawrence Zimble (34)                            19,466                *        2,000          17,466              *
Libra Finance SA (35)                           80,000             1.1%       80,000               0           0.0%
Lyons Capital LLC (36)                          30,000                *       30,000               0           0.0%
Martin Hodas (37)                              163,500             2.2%      157,500           6,000              *
Michael O'Donnell                                9,000                *        9,000               0           0.0%
Michael Schantz (38)                            10,000                *       10,000               0           0.0%
Morgenthau & Associates, Inc. (39)              46,620                *       17,000          29,620              *
Morgenthau Capital Advisors, LLC (40)          346,373             4.5%      297,500          48,873              *
Muller Family Limited Partnership (41)          99,500             1.3%       87,500          12,000              *
Neil Berman (42)                             1,068,189            12.7%    1,044,167          24,022              *
Neil H. Jones (43)                             317,861             4.1%      280,611          37,250              *
Newbridge Securities Corporation (44)           33,335                *       33,335               0           0.0%
Omicron Master Trust (45)                      915,000            11.0%      915,000               0           0.0%
Peter N. Christos (46)                          70,000                *       70,000               0           0.0%
Platinum Partners LLC (47)                      90,000             1.2%       90,000               0           0.0%
Potomac Capital International Ltd. (48)        262,500             3.4%      262,500               0           0.0%
Potomac Capital Partners, LP (49)              612,500             7.6%      612,500               0           0.0%
Reitler Brown Holdings LLC (50)                  3,901                *        2,734           1,167              *
Richard Belz (51)                              223,834             2.9%      220,834           3,000              *
Robert Kropp (52)                               38,750                *       38,750               0           0.0%
Rolin Inc. (53)                                  3,901                *        2,734           1,167              *
Scott Farb                                      20,067                *       10,000          10,067              *
Stonestreet LP (54)                            630,000             7.8%      630,000               0           0.0%
TCMP3 Partners LLP (55)                        315,000             4.1%      315,000               0           0.0%
Thomas Laundrie (56)                           162,083             2.1%      162,083               0           0.0%
Trinity Bui (57)                                32,367                *       17,000          15,367              *
Trinity Financing Investments Corp. (58)       618,542             8.0%      618,542               0           0.0%
Vertical Ventures (59)                         708,750             8.7%      708,750               0           0.0%
Vicis Capital Master Fund (60)                 437,500             5.6%      437,500               0           0.0%
Whalehaven Fund Limited (61)                   315,000             4.1%      315,000               0           0.0%
Olympus Securities LLC (62)                    205,000             2.7%      205,000               0           0.0%
                                                                          ----------
                                                                          23,091,290
                                                                          ----------

*     represents less than 1%

(1)   The number of shares owned and offered includes:

      * 387,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 250,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 750,000 shares of our common stock issuable upon the conversion of $750,000 principal amount 8% senior secured convertible notes, and

      * 187,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $750,000 principal amount 8% senior secured convertible notes.

      Mr. Konrad Ackerman is the control person of Alpha Capital AG.

(2) The number of shares owned and offered includes 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share and 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(3) The number of shares owned includes 8,114 shares of our common stock presently outstanding and 35,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share. The number of shares offered includes 7,500 shares of our common stock presently outstanding and 35,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share. Mr. Rolf Hedinger is the control person of Asset Factoring.

(4) The number of shares owned and offered includes 15,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(5) The number of shares owned includes:

      * 1,667 shares of our common stock presently outstanding,

      * 13,334 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $6.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $11.25 per share, and

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $18.75 per share.

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.50 per share,

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 30,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

The number of shares offered includes:

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.50 per share,

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 30,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

      Mr. Thomas Laundrie is the control person of Basic Investors, Inc., an NASD-member firm. The number of shares owned and offered hereby excludes securities owned by Mr. Thomas Laundrie as described in footnote 56 below.

(6) The number of shares owned and offered includes 17,000 shares of our common stock currently outstanding. Excludes shares owned by Charter Capital Resources, Inc. as described in footnote 11 below.

(7) The number of shares owned and offered includes:

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 125,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 250,000 shares of our common stock issuable upon the conversion of $250,000 principal amount 8% senior secured convertible notes,

      * 62,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $250,000 principal amount 8% senior secured convertible notes.

      Mr. Mel Lifshitz is the control person of BL Cubed, LLC.

(8) The number of shares owned and offered includes 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Burt Rhodes is the control person of CLR Associates.

(9) The number of shares owned includes:

      * 164,416 shares of our common stock presently outstanding,

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 350,000 shares of our common stock issuable upon the conversion of 35,000 shares of Series A-10 Convertible Preferred Stock, and

      * 87,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 stated value of the Series A-10 Convertible Preferred Stock, which can be paid in cash or in-kind at our option.

      The number of shares offered includes:

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 350,000 shares of our common stock issuable upon the conversion of 35,000 shares of Series A-10 Convertible Preferred Stock, and

      * 87,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      ATC Trustee LTD is the control person of CCJ Trust.

(10) The number of shares owned and offered includes 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(11) The number of shares owned includes:

      * 120,208 shares of our common stock presently outstanding,

      * 185,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part,

      * 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share, and

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share.

      The number of shares offered includes:

      * 118,542 shares of our common stock presently outstanding, and

      * 185,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part.

      Mr. Beryl Zyskind is the control person of Charter Capital Resources, Inc.

(12) The number of shares owned and offered includes:

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 25,000 shares of our common stock issuable upon the conversion of 2,500 shares of Series A-10 Convertible Preferred Stock, and

      * 6,250 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(13) The number of shares owned and offered includes:

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 100,000 shares of our common stock issuable upon the conversion of 10,000 shares of Series A-10 Convertible Preferred Stock, and

      * 25,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $100,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(14) The number of shares owned and offered includes:

      * 449,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 240,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 940,000 shares of our common stock issuable upon the conversion of $940,000 principal amount 8% senior secured convertible notes,

      * 235,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $940,000 principal amount 8% senior secured convertible notes.

      Mr. Seth Fischer is the control person of DKR Soundshore Oasis Holding Fund, Ltd.

(15) The number of shares owned and offered includes:

      * 112,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 60,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 235,000 shares of our common stock issuable upon the conversion of $235,000 principal amount 8% senior secured convertible notes,

      * 58,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $235,000 principal amount 8% senior secured convertible notes.

      Mr. Seth Fischer is the control person of DKR Soundshore Strategic Holding Fund, Ltd.

(16) The number of shares owned and offered includes:

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 25,000 shares of our common stock issuable upon the conversion of 2,500 shares of Series A-10 Convertible Preferred Stock, and

      * 6,250 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(17) The number of shares owned and offered includes 150,000 shares of our common stock presently outstanding. Ms. Gail Babitt, our former Chief Financial Officer, is the control person of Envision Management Group, Inc.

(18) The number of shares owned includes:

      * 13,214 shares of our common stock presently outstanding,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.57 per share,

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $11.25 per share,

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $15.00 per share,

      * 5,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $30.00 per share,

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes, including the additional investment right.

      Mr. Jacobs is an employee of our company and serves as our Secretary.

(19) The number of shares owned and offered includes:

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 25,000 shares of our common stock issuable upon the conversion of 2,500 shares of Series A-10 Convertible Preferred Stock, and

      * 6,250 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(20) The number of shares owned and offered includes:

      * 85,000 shares of our common stock presently outstanding,

      * 697,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 450,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 1,350,000 shares of our common stock issuable upon the conversion of $1,350,000 principal amount 8% senior secured convertible notes, ^

      * 337,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $1,350,000 principal amount 8% senior secured convertible notes, and

      * 130,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.28 per share.

      Mr. Mark Nordlicht is the control person of Fennmore Holdings, LLC.

(21) The number of shares owned includes:

      * 115,108 shares of our common stock presently outstanding,

      * 240,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 400,000 shares of our common stock issuable upon the conversion of $400,000 principal amount 8% senior secured convertible notes,

      * 100,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $400,000 principal amount 8% senior secured convertible notes,

      * 500,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 2,396,500 shares of our common stock issuable upon the conversion of 239,650 shares of Series A-10 Convertible Preferred Stock, and

      * 599,125 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $2,396,500 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of shares offered includes:

      * 240,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 200,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 400,000 shares of our common stock issuable upon the conversion of $400,000 principal amount 8% senior secured convertible notes,

      * 100,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $400,000 principal amount 8% senior secured convertible notes,

      * 500,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 2,396,500 shares of our common stock issuable upon the conversion of 239,650 shares of Series A-10 Convertible Preferred Stock, and

      * 599,125 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $2,396,500 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(22) The number of shares owned includes:

      * 43,934 shares of our common stock presently outstanding,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $15.00 per share,

      * 24,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share, and

      * 14,810 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $3.376 per share.

      The number of shares offered includes:

      * 25,000 shares of our common stock presently outstanding, and

      * 24,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(23) The number of shares owned includes:

      * 3,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share.

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,833 shares of our common stock issuable upon the conversion of $70,833 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,833 principal amount 8% senior secured convertible notes,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 100,000 shares of our common stock issuable upon the conversion of 10,000 shares of Series A-10 Convertible Preferred Stock, and

      * 25,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $100,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of shares offered includes:

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,833 shares of our common stock issuable upon the conversion of $70,833 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,833 principal amount 8% senior secured convertible notes,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 100,000 shares of our common stock issuable upon the conversion of 10,000 shares of Series A-10 Convertible Preferred Stock, and

      * 25,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $100,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(24) The number of shares owned includes:

      * 150,000 shares of our common stock presently outstanding,

      * 5,000 shares of our common stock issuable upon the exercise of an option with an exercise price of $30.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of an option with an exercise price of $11.25 per share, and

      * 1,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.45 per share.

      The number of shares offered includes 100,000 shares of our common stock presently outstanding. Mr. Stemper is our former COO.

(25) The number of shares owned and offered includes:

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 350,000 shares of our common stock issuable upon the conversion of 35,000 shares of Series A-10 Convertible Preferred Stock, and

      * 87,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(26) The number of shares owned and offered includes 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Romola Soudentas is the control person of Harmony Marketing, Inc.

(27) The number of shares owned and offered includes 36,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(28) The number of shares owned includes 199,048 shares of our common stock presently outstanding. The number of shares offered includes 32,500 shares of our common stock presently outstanding. Mr. Charles C. Johnston, a member of our Board of Directors, is the control person of J&C Resources, LLC. The holdings by J&C Resources, LLC excludes securities owned by CCJ Trust as described in footnote 9 above. CCJ Trust is a trust for the benefit of Mr. Johnston's adult children and he is neither a beneficiary or a trustee. Mr. Johnston disclaims any beneficial ownership interest in CCJ Trust.

(29) The number of shares owned and offered includes:

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 100,000 shares of our common stock issuable upon the conversion of 10,000 shares of Series A-10 Convertible Preferred Stock, and

      * 25,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $100,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(30) The number of shares owned and offered includes 12,500 shares of our common stock presently outstanding and 36,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. The number of shares owned and offered hereby excludes securities owned by Lyons Capital LLC as described in footnote 36 below.

(31) The number of shares owned and offered includes

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 25,000 shares of our common stock issuable upon the conversion of 2,500 shares of Series A-10 Convertible Preferred Stock, and

      * 6,250 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $25,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(32) The number of shares owned and offered includes 11,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(33) The number of shares owned includes:

      * 70,000 shares of our common stock issuable upon the exercise of a common stock purchase option with an exercise price of $2.25 per share,

      * 28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, and

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of shares offered includes:

      * 28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share, and

      * 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of securities owned and offered excludes shares owned by Mr. Robert Kropp as described in footnote 52 below. Mr. Robert Kropp is the control person of Ladenburg Thalmann & Co., Inc., an NASD-member broker dealer.

(34) The number of shares owned includes 18,799 shares of our common stock presently outstanding and 667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share. The number of shares offered includes 2,000 shares of our common stock presently outstanding.

(35) The number of shares owned and offered includes 80,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Seymour Braun is the control person of Libra Finance SA.

(36) The number of shares owned and offered includes 30,000 shares of our common stock presently outstanding. Mr. Jason Lyons is the control person of Lyons Capital, LLC. Excludes shares owned by Mr. Jason Lyons as described in footnote 30 above.

(37) The number of shares owned includes:

      * 2,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $15.00 per share,

      * 4,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:

      * 38,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 75,000 shares of our common stock issuable upon the conversion of $75,000 principal amount 8% senior secured convertible notes,

      * 18,750 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $75,000 principal amount 8% senior secured convertible notes.

(38) The number of shares owned and offered includes 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

(39) The number of shares owned includes:

      * 29,620 shares of our common stock presently outstanding, and

      * 17,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

      The number of shares offered includes:

      * 17,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

      The number of securities owned and offered excludes securities owned by Morgenthau Capital Advisors, LLC as described in footnote 40 below. Mr. Anthony Morgenthau is the control person of Morgenthau & Associates, Inc.

(40) The number of shares owned includes:

      * 41,468 shares of our common stock presently outstanding,

      * 7,405 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.376 per share,

      * 85,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 170,000 shares of our common stock issuable upon the conversion of 17,000 shares of Series A-10 Convertible Preferred Stock, and

      * 42,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $170,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of shares offered includes:

      * 85,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 170,000 shares of our common stock issuable upon the conversion of 17,000 shares of Series A-10 Convertible Preferred Stock, and

      * 42,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $170,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of securities owned and offered hereby excludes securities owned by Morgenthau & Associates, Inc. as set forth in footnote 39 above. Mr. Anthony Morgenthau is the control person of Morgenthau Capital Advisors, LLC.

(41) The number of shares owned includes:

      * 10,000 shares of our common stock presently outstanding,

      * 2,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 50,000 shares of our common stock issuable upon the conversion of 5,000 shares of Series A-10 Convertible Preferred Stock, and

      * 12,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $50,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of shares offered includes:

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 50,000 shares of our common stock issuable upon the conversion of 5,000 shares of Series A-10 Convertible Preferred Stock, and

      * 12,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $50,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      Mr. William Muller is the control person of Muller Family Limited Partnership.

(42) The number of shares owned includes:

      * 36,939 shares of our common stock presently outstanding,

      * 6,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.65 per share.

      * 250,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 500,000 shares of our common stock issuable upon the conversion of $500,000 principal amount 8% senior secured convertible notes,

      * 125,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $500,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:

      * 19,167 shares of our common stock presently outstanding,

      * 250,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 150,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 500,000 shares of our common stock issuable upon the conversion of $500,000 principal amount 8% senior secured convertible notes,

      * 125,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $500,000 principal amount 8% senior secured convertible notes.

(43) The number of shares owned includes:

      * 2,000 shares of our common stock presently outstanding,

      * 16,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share,

      * 15,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share,

      * 6,250 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $2.65 per share,

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 1,111 shares of our common stock issued in lieu of cash interest payments on the $150,000 principal amount 8% senior secured convertible notes.

      The number of shares offered includes:

      * 2,000 shares of our common stock presently outstanding,

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 1,111 shares of our common stock issued in lieu of cash interest payments on the $150,000 principal amount 8% senior secured convertible notes.

(44) The number of shares owned and offered includes:

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $15.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $22.50 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $30.00 per share,

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $37.50 per share, and

      * 6,667 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $45.00 per share.

      * Mr. Guy Amico is the control person of Newbridge Securities Corporation, an NASD-member broker-dealer.

(45) The number of shares owned and offered includes:

      * 208,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 525,000 shares of our common stock issuable upon the conversion of $525,000 principal amount 8% senior secured convertible notes, and

      * 131,250 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $525,000 principal amount 8% senior secured convertible notes.

      Mr. Bruce Bernstein is the control person of Omicron Master Trust.

(46) The number of shares owned and offered includes 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share and 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share.

(47) The number of shares owned and offered includes 90,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share. Mr. Mark Nordlicht is the control person of Platinum Partners LLC.

(48) The number of shares owned and offered includes:

      * 75,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 150,000 shares of our common stock issuable upon the conversion of 15,000 shares of Series A-10 Convertible Preferred Stock, and

      * 37,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $150,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of securities owned and offered excludes securities owned by Potomac Capital Partners, LP as described in footnote 49 below. Mr. PJ Solit is the control person of Potomac Capital International Ltd.

(49) The number of shares owned and offered includes:

      * 175,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 350,000 shares of our common stock issuable upon the conversion of 35,000 shares of Series A-10 convertible preferred stock, and

      * 87,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $350,000 stated value of the Series A-10 convertible preferred stock which can be paid in cash or in-kind at our option.

      The number of securities owned and offered excludes securities owned by Potomac Capital International Ltd. as described in footnote 48 above. Mr. PJ Solit is the control person of Potomac Capital Partners, LP.

(50) The number of shares owned includes:

      * 1,401 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of shares offered includes:

      * 234 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      Mr. Bob Brown is the control person of Reitler Brown Holdings LLC.

(51) The number of shares owned includes:

      * 3,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $3.00 per share,

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,834 shares of our common stock issuable upon the conversion of $70,834 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,834 principal amount 8% senior secured convertible notes,

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 40,000 shares of our common stock issuable upon the conversion of 4,000 shares of Series A-10 Convertible Preferred Stock, and

      * 10,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $40,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of shares offered includes:

      * 37,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 25,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 70,834 shares of our common stock issuable upon the conversion of $70,834 principal amount 8% senior secured convertible notes,

      * 17,708 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $70,834 principal amount 8% senior secured convertible notes,

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 40,000 shares of our common stock issuable upon the conversion of 4,000 shares of Series A-10 Convertible Preferred Stock, and

      * 10,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $40,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

(52) The number of shares owned and offered includes 10,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share and 28,750 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share. The number of securities owned and offered excludes shares owned by Ladenburg Thalmann & Co., Inc. as described in footnote 33 above.

(53) The number of shares owned includes:

      * 1,401 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      The number of shares offered includes:

      * 234 shares of our common stock presently outstanding, and

      * 2,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share.

      Mr. Roger Schwarz is the control person of Rolin Inc.

(54) The number of shares owned and offered includes:

      * 155,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 100,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 300,000 shares of our common stock issuable upon the conversion of $300,000 principal amount 8% senior secured convertible notes,

      * 75,000 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $300,000 principal amount 8% senior secured convertible notes.

      Mr. Michael Finkelstein is the control person of Stonestreet LP.

(55) The number of shares owned and offered includes:

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 37,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $150,000 principal amount 8% senior secured convertible notes.

      Mr. Walter Schenker is the control person of TCMP3 Partners LLP.

(56) The number of shares owned and offered includes:

      * 22,292 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 12,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 45,833 shares of our common stock issuable upon the conversion of $45,833 principal amount 8% senior secured convertible notes,

      * 11,458 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $45,833 principal amount 8% senior secured convertible notes,

      * 20,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 40,000 shares of our common stock issuable upon the conversion of 4,000 shares of Series A-10 Convertible Preferred Stock, and

      * 10,000 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $40,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      The number of securities owned and offered excludes shares owned by Basic Investors, Inc. as described in footnote 5 above.

(57) The number of shares owned includes:

      * 27,367 shares of our common stock presently outstanding, and

      * 5,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $4.50 per share.

      The number of shares offered includes 17,000 shares of our common stock presently outstanding. The securities owned and offered excludes shares owned by Trinity Financing Investments Corp. as described in footnote 58 below.

(58) The number of shares owned and offered includes:

      * 118,542 shares of common stock presently outstanding,

      * 185,000 shares of our common stock which we are obligated to issue as a late filing penalty related to the registration statement of which this prospectus is a part,

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 37,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $150,000 principal amount 8% senior secured convertible notes.

      The number of securities owned and offered hereby excludes securities owned by Ms. Trinity Bui as described in footnote 57 above. Ms. Trinity Bui is the control person of Trinity Financing Investments Corp.

(59) The number of shares owned and offered includes:

      * 174,375 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 112,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 337,500 shares of our common stock issuable upon the conversion of $337,500 principal amount 8% senior secured convertible notes,

      * 84,375 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $337,500 principal amount 8% senior secured convertible notes.

      Mr. Joshua Silverman is the control person of Vertical Ventures, LLC.

(60) The number of shares owned and offered includes:

      * 125,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.50 per share,

      * 250,000 shares of our common stock issuable upon the conversion of 25,000 shares of Series A-10 Convertible Preferred Stock, and

      * 62,500 shares of our common stock to be issued in lieu of certain cash dividend payments which represents the conversion of approximately 25% of the $250,000 stated value of the Series A-10 Convertible Preferred Stock which can be paid in cash or in-kind at our option.

      Mr. Shad Stastny is the control person of Vicis Capital Master Fund.

(61) The number of shares owned and offered includes:

      * 77,500 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      * 50,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.00 per share,

      * 150,000 shares of our common stock issuable upon the conversion of $150,000 principal amount 8% senior secured convertible notes,

      * 37,500 shares of our common stock to be issued in lieu of certain cash interest payments which represents approximately 25% of the $150,000 principal amount 8% senior secured convertible notes.

      Mr. Evan Schemenauer is the control person of Whalehaven Fund Limited.

(62) The number of shares owned and offered includes:

      * 205,000 shares of our common stock issuable upon the exercise of a common stock purchase warrant with an exercise price of $1.65 per share,

      Mr. James Carrazza is the control person of Olympus Securities, LLC.

      None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as set forth above. Newbridge Securities Corporation, Basic Investors, Inc., Morgantheau & Associates, Inc., Olympus Securities, LLC and Ladenburg Thalmann & Co., Inc. are each registered broker-dealers.

      Newbridge Securities Corporation received the securities as compensation for investment advisory and business related services rendered to us in the ordinary course of their business.

      Messrs. Gary Purcell, Richard Belz and Thomas Laundrie, affiliates of Basic Investors, Inc., purchased in aggregate 18,000 shares of our Series A-10 Convertible Preferred Stock with 90,000 shares of common stock underlying warrants with an exercise price of $1.50 per share and an aggregate of $187,500 principal amount of senior secured convertible notes with 65,625 shares of common stock underlying warrants with an exercise price of $1.65 per share and 62,500 shares of common stock underlying warrants with an exercise price of $1.00 per share in the Financing Transactions upon the same terms and conditions as the other investors. If Messrs. Gary Purcell, Richard Belz and Thomas Laundrie exercise the $1.00 warrants, we will issue them an additional warrants to purchase a number of shares of our common stock, with an exercise price of $1.65 per share, that equal 50% of the shares of common stock issuable upon the exercise of the $1.00 warrant. Basic Investors, Inc. received 1,667 shares of our common stock and warrants to purchase an aggregate of 226,668 shares of our common stock at exercise prices ranging from $2.50 per share to $18.75 per share as compensation for financial advisory services rendered to us in the ordinary course of their business. In addition, we issued Basic Investors, Inc. warrants to purchase 12,500 shares of our common stock with an exercise price of $1.65 per share and warrants to purchase 30,500 shares of our common stock with an exercise price of $1.50 per share as compensation for acting as a selling agent for us in the Financing Transactions.

      Morgenthau & Associates, Inc. received warrants to purchase 17,000 shares of our common stock with an exercise price of $1.50 per share as compensation for acting as a selling agent for us in the Financing Transactions.

      Ladenburg Thalmann & Co., Inc. received warrants to purchase 70,000 shares of our common stock with an exercise price of $2.25 as compensation for financial advisory services rendered to us in the ordinary course of their business. Ladenburg Thalmann & Co., Inc. also received warrants to purchase 28,750 shares of our common stock with an exercise price of $1.50 per share and warrants to purchase 10,000 shares of our common stock with an exercise price of $1.65 per share as compensation for acting as a selling agent for us in the Financing Transactions. Mr. Robert Kropp is an affiliate of Ladenburg Thalmann & Co., Inc. Under the terms of these warrants, Ladenburg Thalmann & Co., Inc. transferred certain warrants to Mr. Kropp as described in footnote 52 above.

      Olympus Securities, LLC received five year common stock warrants to purchase 205,000 shares of our common stock at an exercise price of $1.65 per share as compensation in connection with the exercise of the additional investment rights.

      To our knowledge none of these firms or nor any of these individuals have any arrangement with any person to participate in the distribution of such securities.

      We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

      The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

      - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

      - face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

      - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. The selling security holders and these broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

      In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

      Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

      We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of our common stock.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

      - our annual report on Form 10-KSB for the fiscal year ended September 30, 2004, as amended,

      -     a report on Form 8-K filed on January 14, 2005,

      -     a report on Form 8-K filed on January 20, 3005, ^

      -     a report on Form 8-K filed on February 11, 2005,

      -     a report on Form 8-K filed on February 17, 2005, and

      - our quarterly report on Form 10-QSB for the period ended December 31, 2004.

      This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

      Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

      Requests for such documents should be directed to Corporate Secretary, Onstream Media Corporation, 1291 SW 29 Avenue, Pompano Beach, Florida 33069, telephone number (954) 917-6655. Please note that additional information can be obtained from our website at www.onsm.com.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

            Public Reference Room
            450 Fifth Street, N.W.
            Washington, D.C. 20549

      You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

      We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold by the selling security holders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

                                  LEGAL MATTERS

      The validity of the issuance of the securities offered hereby will be passed upon for us by Adorno & Yoss, P.A., Fort Lauderdale, Florida.

                                     EXPERTS

      The consolidated financial statements of Onstream Media Corporation and subsidiaries as of and for the years ended September 30, 2004 and 2003 incorporated by reference in this prospectus have been audited by Goldstein Lewin & Co., independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

      MATERIAL CHANGE

      There as been no material change in our affairs since our fiscal year ended September 30, 2004 which were not described in our Annual Report on Form
10-KSB.

      INDEMNIFICATION MATTERS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons according to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

Until _________, 2005 (45 days after the date of this prospectus), all dealers that effect transactions these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                TABLE OF CONTENTS

                                            Page

Prospectus Summary ........................................................    4
Cautionary Statements Regarding
Forward-Looking Information ...............................................   19
Use of Proceeds ...........................................................   19
Selling Security Holders ..................................................   20
Plan of Distribution ......................................................   48
Incorporation of Certain Information By Reference .........................   50
Where You Can Find More Information .......................................   51
Legal Matters .............................................................   51
Experts ...................................................................   51
Material Change ...........................................................   52
Indemnification Matters ...................................................   52

                                    ONSTREAM
                                      MEDIA
                                   CORPORATION
                                   PROSPECTUS

                        23,091,290 shares of Common Stock

                             ________________, 2005

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

Registration Fees - Securities and Exchange Commission                   $ 5,800
Listing of Additional Shares - The Nasdaq Stock Market                    45,000
Cost of Printing                                                           2,000
Legal Fees and Expenses                                                   15,000
Accounting Fees and Expenses                                               5,000
Blue Sky Fees and Expenses                                                     0
Miscellaneous                                                                700
                                                                         -------
         Total                                                           $73,500
                                                                         -------

*Estimated

Item 15. Indemnification of Directors and Officers.

      The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

      The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies including injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

      - violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

      -     deriving an improper personal benefit from a transaction,

      -     voting for or assenting to an unlawful distribution, and

      - willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

      The statute does not affect a director's responsibilities under any other law, including federal securities laws.

      The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      To the extent indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or control persons, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Item 16. Exhibits and Consolidated Financial Statement Schedules.

Exhibit No.   Description

3.1           Certificate of Designation of the Series A-10 Convertible
              Preferred Stock (4)
4.1           Specimen Common Stock Certificate(1)
4.2           Form of 8.0% Senior Secured Convertible Note (2)
4.2           Form of $1.65 Warrant (2)
4.3           Form of $1.50 Warrant (2)
4.4           Form of common stock purchase warrant (3)
4.5           Form of $1.00 Warrant *
4.6           Form of $1.65 Warrant issuable upon exercise of $1.00 Warrant *
5             Opinion of Adorno & Yoss, P.A. *
10.1          Form of Additional Investment Right (2)
10.2          Letter Agreement (5)
23.1          Consent of Goldstein Lewin & Co. *
23.3          Consent of Adorno & Yoss, P.A. (included in Exhibit 5) *

*     filed herewith

(1) Incorporated by reference to the registrant's registration statement on Form SB-2, registration no. 333-18819, as amended and declared effective by the SEC on July 30, 1997.

(2) Incorporated by reference to the registrant's Report on Form 8-K/A as filed on January 4, 2005.

(3) Incorporated by reference to the registrant's registration statement on Form S-3, registration no. 333-71308, as amended and declared effective by the SEC on November 14, 2001.

(4) Incorporated by reference to the registrant's Report on Form 8-K as filed on February 11, 2005.

(5) Incorporated by reference to the registrant's Report on Form 8-K as filed on February 17, 2005.

Item 17. Undertakings.

      Onstream Media will:

      1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            i. Include any prospectus required by Section 10(a)(3) of the Securities Act;

            ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            iii. Include any additional or changed material information on the plan of distribution.

      2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES

      t 6 0 Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach and the State of Florida, on the 22nd day of February, 2005.

                                  ONSTREAM MEDIA CORPORATION


                                  By: /s/ Randy S. Selman
                                      ------------------------------------------
                                      Randy S. Selman
                                      Chairman of the Board,
                                      Chief Executive Officer and President,
                                      Principal Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy S. Selman as his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

    Signature                      Title                            Date
    ---------                      -----                            ----


                             Director, President,            February 22, 2005
/s/Randy S. Selman           Chief Executive Officer
------------------------
Randy S. Selman


                             Chief Financial Officer and
/s/ Robert E. Tomlinson      Principal Accounting Officer    February 22, 2005
------------------------
Robert E. Tomlinson


                             Director and Senior VP          February 22, 2005
/s/ Clifford Friedland       Business Development
------------------------
Clifford Friedland

                             Director and Chief              February 22, 2005
/s/ Alan Saperstein          Operating Officer
------------------------
Alan Saperstein


/s/ Benjamin Swirsky         Director                        February 22, 2005
------------------------
Benjamin Swirsky


                             Director
------------------------
Robert J. Wussler


/s/ Charles C. Johnston      Director                        February 22, 2005
------------------------
Charles C. Johnston


                             Director
------------------------
Ronald W. Yates

The foregoing represents a majority of the members of the Board of Directors.